Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

ESTIMATED PROFIT INCREASE FOR THE FIRST QUARTER OF 2018

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first quarter of 2018 will increase by a range between approximately RMB6,764 million and RMB7,994 million as compared to the same period of 2017 (representing an increase of approximately 110% to 130%). The Company’s preliminary financial estimates for the first quarter of 2018 contained in this announcement are not audited. Detailed financial information of the Company for the first quarter of 2018 will be disclosed in the Company’s 2018 first quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2018 to 31 March 2018

Commission File Number 001-31914

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first quarter of 2018 will increase by a range between approximately RMB6,764 million and RMB7,994 million as compared to the same period of 2017 (representing an increase of approximately 110% to 130%). It is estimated that the net profit attributable to equity holders of the Company after deducting non-recurring items for the first quarter of 2018 will increase by a range between approximately RMB6,774 million and RMB8,005 million as compared to the same period of 2017 (representing an increase of approximately 110% to 130%).

3.	The estimated results are not audited.

II.	Results for the same period of 2017

1.	Net profit attributable to equity holders of the Company: RMB6,149 million; Net profit attributable to equity holders of the Company after deducting non-recurring items: RMB6,158 million.

2.	Earnings per share (basic and diluted): RMB0.21

III.	Reasons for estimated increase in results

The estimated increase in the results for the first quarter of 2018 is mainly attributable to the impact of the update of discount rate assumption of reserves of the Company’s traditional insurance contracts. The Company determines the assumption in relation to the reserves of insurance contracts based on the current information available as at the date of balance sheet. For the traditional insurance, the Company determines the assumption of discount rate based on the “Yield curve of reserve computation benchmark for insurance contracts” published on the “China Bond” website. The update of discount rate assumption of reserves of traditional insurance contracts caused an increase in the reserves of insurance contracts in the first quarter of 2017 while the update of such assumption led to a decrease in the reserves of insurance contracts in the first quarter of 2018.

IV.	Risk alerts

There are no material uncertain factors of the Company that might affect the accuracy of the estimated results for the first quarter of 2018.

V.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the first quarter of 2018 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are not audited. If the Company’s future estimates of the results of the first quarter of 2018 differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first quarter of 2018 will be disclosed in the Company’s 2018 first quarter report.

Commission File Number 001-31914

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 April 2018

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing,Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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